Simpson Thacher & Bartlett
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD, CENTRAL HONG KONG _____________
TELEPHONE: +852-2514-7600 FACSIMILE: +852-2869-7694
Direct Dial Number +852-2514-7620	E-mail Address ygao@stblaw.com
July 24, 2025
CONFIDENTIAL AND VIA EDGAR
Office of Manufacturing
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ms. Jenny O’Shanick
Mr. Geoffrey Kruczek

Re:	Gogoro Inc.
Amendment No. 1 to Registration Statement on Form F-3
Filed on September 20, 2024 (“Amendment No.1”)
File No. 333-281734

Ladies and Gentlemen:
On behalf of our client, Gogoro Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith Amendment No.2 to the Company’s Registration Statement on Form F-3 (“Amendment No.2”) and certain exhibit on EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.
The Company has responded to the Staff’s comment contained in the comment letter dated September 24, 2024 from the Staff (the “Comment Letter”) by revising Amendment No.1 or providing explanations in response to the comment.
Set forth below are the Company’s responses to the Staff’s comment in the Comment Letter. The Staff’s comment is retyped in bold italics below for your ease of reference. We have included page numbers to refer to the location in Amendment No.2 where the disclosure addressing a particular comment appears.

MICHAEL J.C.M. CEULEN	MARJORY J. DING	DANIEL FERTIG	ADAM C. FURBER	YI GAO	MAKIKO HARUNARI	IAN C. HO	JONATHAN HWANG	ANTHONY D. KING	JIN HYUK PARK	ERIK P. WANG	CHRISTOPHER K.S. WONG
RESIDENT PARTNERS SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:
NEW YORK	BEIJING	BOSTON	BRUSSELS	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Simpson Thacher & Bartlett

July 24, 2025
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Amendment No. 1 to Registration Statement on Form F-3
Risk Factors, page 11
1.    We note that you incorporated by reference the risk factors in your most recent annual report on Form 20-F. We also note your disclosure in your Form 6-K, filed on September 13, 2024 and incorporated by reference, that you “identified certain irregularities in supply chain which caused the Company to inadvertently incorporate certain imported components in some of its vehicles” and are “fully cooperating with the local authorities in their investigations.” Further, we note that Horace Luke resigned from his position as Chief Executive Officer and a member of the Board of the Company. Please update any risks in the Risk Factors section characterized as potential if you have experienced these risks, or advise.
The Company respectfully advises the Staff that, in response to the Staff’s comment, the Company has included the following risk factors in its annual report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Commission on March 31, 2025 (the “2024 Form 20-F”), which was incorporated by reference to Amendment No.2.
Failure to adequately manage our supply chain could result in non-compliance with applicable laws, regulations and government requirements, exposing us to significant regulatory, business, financial and reputational risks.
We are exposed to significant risks related to supply chain management, particularly regarding compliance with applicable laws, regulations and government requirements, including those in Taiwan and other jurisdictions in which we operate. We rely on a global network of suppliers for various components and materials used in our products. Effective supply chain management, including oversight to ensure compliance of the raw materials and components provided by our suppliers is critical to ensure that our products meet regulatory standards and are qualified for the subsidies under certain government subsidy programs. Therefore, failures in supply chain management could lead to use of materials or components that do not meet the relevant laws, regulations or government requirements, including those associated with government subsidies. Such non-compliance may expose us to regulatory penalties and legal liabilities, which could include fines, withdrawal of subsidies granted in the past and loss of eligibility for future government subsidies, and may give rise to negative publicity and harm our reputation. Additionally, failure to comply with applicable laws and regulations could result in operational disruptions, requiring remedial actions such as sourcing alternative components, product recalls and navigating

Simpson Thacher & Bartlett

July 24, 2025
regulatory investigations, thereby increasing costs and potentially harming our operational performance. In August 2024, we conducted investigations into allegations in recent media reports that we incorporated imported components into certain of our vehicles in violation of the requirement of the Taiwan government that certain core components of the electric scooters shall be produced domestically in order to be qualified for the subsidies to purchasers. During such internal investigations, we have identified certain irregularities in supply chain which caused us to inadvertently incorporate certain imported components in some of our vehicles. We have reported these issues to the local authorities and are fully cooperating with the local authorities in their inquiries. Depending on the final outcome of these investigations, we may need to reassess the impact on our results of operations which could undermine investor’s confidence and further damage our reputation. Our officers may be required to take responsibilities for any noncompliance identified and we cannot assure you that we will be able to find competent replacements in a timely manner in case of any departure of our existing officers, which will further adversely affect our business operations and financial performance.
While we are taking measures to strengthen our supply chain management through enhanced due diligence, stricter vetting procedures and increased monitoring and also improve our operational controls in general, there can be no assurance that these measures will be effective and prevent any future non-compliance. As such, any recurrence of failure in our supply chain management and operational control could subject us to additional penalties and materially and adversely affect our future business, financial condition, and results of operations.
We may be unable to retain our key personnel and attract additional qualified personnel to operate and expand our business. If we are unable to attract and retain key personnel and hire qualified management, technical, engineering and sales personnel, our ability to compete and successfully grow our business would be harmed.
Our success depends largely on the skills, experience and performance of the members of our senior management and other key personnel. On September 13, 2024, Mr. Horace Luke stepped down from the board of directors and resigned from his position as our Chief Executive Officer. Mr. Tamon Tseng was appointed as the Chairman of the board of directors on the same date, and Mr. Henry Chiang was appointed as our interim Chief Executive Officer. While our board believes Mr. Tseng and Mr. Chiang are well-qualified and competent to serve in these roles at our company, we cannot assure you that such transition of our key leadership would not affect our business

Simpson Thacher & Bartlett

July 24, 2025
operations. If we fail to implement the leadership transition successfully or if we fail to timely find a qualified successor in the event of any further change to our senior management, we may suffer harm to our business and financial performance, which may also undermine investor confidence. The loss of the services of any of our senior management, key employees or any significant portion of our workforce could disrupt our operations or delay the development, introduction and ramp of our products and services. While a number of our senior executives are bound by employment agreements, we may not be able to successfully attract and retain senior leadership necessary to grow our business. Any disagreement with our officers and key employees with respect to their departure may also cause financial and reputational harm to our company. Our future success also depends upon our ability to attract, hire and retain a large number of engineering, manufacturing, marketing, sales and delivery, service, installation, technology and support personnel, especially to support our planned high-volume product sales, market and geographical expansion and technological innovations. Recruiting efforts, particularly for senior employees, may be time-consuming, which may delay the execution of our plans. If we are not successful in managing these risks, our business, financial condition and results of operations may be harmed.
Employees may leave us or choose other employers, including competitors, due to various factors, such as a very competitive labor market for talented individuals with automotive or technology experience. In regions where we have or will have operations, particularly significant engineering and manufacturing centers, there is strong competition for individuals with skill sets needed for our business, including specialized knowledge of ePTWs, software engineering, manufacturing engineering and electrical and building construction expertise. We also compete with both mature and prosperous companies that have large financial resources and start-ups and emerging companies that promise short-term growth opportunities.
The Company further respectfully advises the Staff that the local government inquiry disclosed in the Form 6-K furnished by the Company to the Commission on September 13, 2024 was recently concluded. The Company considers any associated costs or financial impact in connection with this inquiry to be immaterial. The majority of the relevant amount was previously recorded, reserved and disclosed in the 2024 Form 20-F, with an insignificant additional accrual recorded in the second quarter of 2025. Therefore, the Company does not consider it necessary to update the relevant risk factor that was disclosed in the 2024 Form 20-F. The Company has disclosed the status update of the government inquiry in the “Risk Factors” section on page 11 of Amendment No.2.
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Simpson Thacher & Bartlett

July 24, 2025
If you have any questions regarding Amendment No.2, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email), or Chenjing Shen at +852-2514-7526 (work), +852-9845-1886 (mobile) or chenjing.shen@stblaw.com (email).

Very truly yours,

/s/ Yi Gao

Yi Gao
Enclosures
cc:     Gogoro Inc.
Henry Chiang, Interim Chief Executive Officer
Bruce Aitken, Chief Financial Officer
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